                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                              CRYSTAL OIL COMPANY
           ---------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   229385703
                         -----------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 22, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 9 Pages
                             Exhibit Index: Page 6

                                  SCHEDULE 13D

CUSIP NO. 229385703                                           PAGE 2 OF 9 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS (in his individual capacity and in his capacity as sole proprietor of SOROS FUND MANAGEMENT)

2        Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]


3        SEC Use Only

4        Source of Funds*

                 AF; PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                                1,755,215
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  1,755,215
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,755,215

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*  [ ]

13       Percent of Class Represented By Amount in Row (11)

                                           64.99%

14       Type of Reporting Person*

         IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 9 Pages


                 This Amendment No. 12 to Schedule 13D relates to shares of Common Stock, $.01 par value (the "Shares"), of Crystal Oil Company (the "Issuer") and amends the initial statement on Schedule 13D dated January 31, 1986 and all prior amendments thereto (the "Initial Statement"). The address of the principal executive offices of the Issuer is 229 Milam Street, Shreveport, Louisiana 71101. This Amendment No. 12 is being filed to report the recent acquisition of shares of senior preferred convertible stock ("Preferred Stock") held for the account of Quantum Partners. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is hereby further amended and supplemented as follows.

ITEM 2.          IDENTITY AND BACKGROUND.

                 Updated information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 A schedule identifying all transactions in the Preferred Stock effected by Quantum Partners since December 30, 1995 is included as Annex B hereto, which is incorporated by reference to this Item 3. Quantum Partners expended approximately $533,998 of its working capital to purchase the Preferred Stock which is reported on Annex B as having been purchased for the account of Quantum Partners during the last sixty days. All of such Preferred Stock were purchased in market transactions on the American Stock Exchange.

ITEM 4.          PURPOSE OF TRANSACTION.

                 The Reporting Person acquired the Preferred Stock of the Issuer for the account of Quantum Partners for investment purposes, and the Reporting Person does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of securities of the Issuer at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) Quantum Fund owns 183,346 Shares (approximately 6.79% of the total number of Shares which would be outstanding assuming the exercise or conversion of all of the warrants and convertible securities of the Issuer which may be deemed to be beneficially owned by the Reporting Person).

                          Quantum Partners owns the following : (i)1,444,720
Shares; (ii) 12,795,331 $.075 warrants (which may be converted into 6,397 Shares); (iii) 10,911,024 $.10 warrants (which may be converted into 5,455 Shares); and (iv) 2,078,748 shares of Preferred Stock (which may be converted into 4,677 Shares). Assuming exercise or conversion of all of the warrants and convertible securities owned by Quantum Partners, in the aggregate, Quantum Partners owns 1,461,249 Shares (approximately 54.11% of the total number of Shares which would be outstanding assuming the exercise or conversion of all of the warrants

                                                              Page 4 of 9 Pages


and convertible securities of the Issuer which may be deemed to be beneficially owned by the Reporting Person).

                          The aggregate number of Shares of which Mr. Soros may
be deemed the beneficial owner is 1,755,215 (approximately 64.99% of the total number of Shares that would be outstanding assuming the exercise or conversion of all of the warrants and convertible securities of the Issuer which may be deemed to be beneficially owned by the Reporting Person). This number includes
(i) 80,647 Shares held directly by Mr. Soros; (ii) 16,340 Shares issuable upon exercise of the 32,681,208 $.075 warrants held directly by Mr. Soros;
(iii) 13,633 Shares issuable upon exercise of the 27,266,098 $.10 warrants held by Mr. Soros; and (iv) the 1,644,595 Shares which would be held by Quantum Fund and Quantum Partners assuming the exercise or conversion of all of the warrants and convertible securities of the Issuer held by Quantum Partners, as described above.

                          Gary Gladstein, a Managing Director of SFM and a
member of the Board of Directors of the Issuer, holds 1,850 Shares. Mr. Gladstein donated 250 Shares to a charity in August of 1995.

                 (c) Except for the transactions listed in Annex B hereto, which is incorporated in this Item 5(c) by reference, there have been no transactions in the securities of the Issuer effected since December 30, 1995 (60 days prior to the date hereof).

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 (p) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

                                                              Page 5 of 9 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  February 28, 1996                   GEORGE SOROS


                                           By: /s/ Sean C. Warren
                                               --------------------------------
                                               Sean C. Warren
                                               Attorney-in-Fact

                                                              Page 6 of 9 Pages


                               INDEX OF EXHIBITS

EXHIBIT                                                                                                     PAGE
-------                                                                                                     ----
    P         Power of Attorney dated October 27, 1994 granted by
              Mr. George Soros in favor of Mr. Sean Warren................................................    8

                                                              Page 7 of 9 Pages


                                    ANNEX A


              The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                             Scott K. H. Bessent
                             Walter Burlock
                             Stanley Druckenmiller
                             Jeffrey L. Feinberg
                             Arminio Fraga
                             Gary Gladstein
                             Robert K. Jermain
                             David N. Kowitz
                             Elizabeth Larson
                             Alexander C. McAree
                             Paul McNulty
                             Gabriel S. Nechamkin
                             Steven Okin
                             Dale Precoda
                             Lief D. Rosenblatt
                             Mark D. Sonnino
                             Filiberto H. Verticelli
                             Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                              Page 8 of 9 Pages


                                    ANNEX B
           RECENT TRANSACTIONS IN SENIOR PREFERRED CONVERTIBLE STOCK
                                       OF
                              CRYSTAL OIL COMPANY

For the Account of        Date of Transaction         Nature of Transaction         Number of Shares        Price per Share($)
------------------        -------------------         ---------------------         ----------------        ------------------
Quantum Partners
LDC                             2/22/96                     Purchase                    1,199,996                      .445